Exhibit 99.1

Form 51-102F3

Material Change Report

PART 1 CONTENT OF MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

      Coolbrands International Inc. (the “Company”)
      8300 Woodbine Avenue
      5th Floor
      Markham, Ontario
      L3R 9Y7

Item 2 Date of Material Change

      December 22, 2004

Item 3 News Release

        A press release was issued by Canada NewsWire on December 22, 2004 in Toronto.

Item 4 Summary of Material Change

        The Company announced today that it has entered into an agreement to acquire the yogurt business of Kraft Foods, Inc. (“Kraft”) for approximately US$59 million.

Item 5 Full Description of Material Change

        The Company announced today that it has entered into an agreement to acquire the yogurt business of Kraft Foods, Inc. for approximately US$59 million.

        The acquired brands include Breyers Fruit on the Bottom, Light and Crème Savers cup yogurt varieties and Crème Savers Smoothie drinkable yogurts. The estimated net revenue for these products in 2004 is approximately US$90 million. Pursuant to the agreement announced today, the Company’s wholly-owned subsidiary, Integrated Brands, Inc., will purchase substantially all of Kraft’s assets related to its yogurt business, including a license for the Breyers trademark, a license for the Crème Savers trademark, a license for the Light ‘n Lively trademark and Kraft’s manufacturing facility in North Lawrence, New York, U.S.A.

        The transaction, which is subject to regulatory approval, is expected to be completed in the first quarter of 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

David Stein, Co-Chief Executive Officer – 631.737.9700, x216

Item 9 Date of Report

December 31, 2004. "Gary P. Stevens" Name: Gary P. Stevens Chief Financial Officer

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